Exhibit 99.2

FOR RELEASE

GlobalSCAPE Announces Reduction in Force as Part of Continued Cost Realignment

SAN ANTONIO, Texas- August 7, 2018 - GlobalSCAPE, Inc. (NYSE American: GSB) today announced a reduction in force that is expected to generate significant pre-tax savings.

The company has been executing a strategy to streamline its organization around its flagship offering – Enhanced File Transfer™ (EFT™). These changes apply globally, although the changes are mainly focused in North America. Part of this strategy is to enable GlobalSCAPE to better focus on its customers running EFT while remaining agile enough to adjust to market demands.

“GlobalSCAPE is making good progress with its transformation. This reduction in force, while difficult, is an essential part of making the organization a stronger technological partner for our customers, better investment for our shareholders, and a work environment rich with opportunity for our employees,” said Matt Goulet, president and chief executive officer. “We are realigning our sales team to better service our customers and finding more efficient operational processes.”

The reduction will impact approximately 40 employees. Customary transition assistance will be provided to affected employees.

Due to the reduction in force, the company expects to incur total restructuring charges in the third quarter 2018 of approximately $400,000 on a pre-tax basis.

About GlobalSCAPE

GlobalSCAPE, Inc. (NYSE MKT: GSB) is a pioneer in securing and automating the movement and integration of data seamlessly in, around and outside your business, between people and places, in and out of the cloud. GlobalSCAPE provides technology that automates your work and secures your data, while giving visibility to those who need it. GlobalSCAPE makes business flow brilliantly. For more information, visit http://www.GlobalSCAPE.com or follow the blog and Twitter updates.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “would,” “exceed,” “should,” “anticipates,” “believe,” “expect,” and variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not a forward-looking statement. These forward-looking statements are based upon the Company’s current expectations and are subject to a number of risks, uncertainties and assumptions. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ significantly from those expressed or implied by such forward-looking statements are risks that are detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017  filed with the SEC on June 14, 2018; the discovery of additional information relevant to the internal investigation; the conclusions of the Company’s Audit Committee (and the timing of the conclusions) concerning matters relating to the internal investigation; the possibility that additional errors relevant to the recently completed restatement may be identified; pending litigation and other proceedings and the possibility of further legal proceedings adverse to GlobalSCAPE resulting from the restatement or related matters; and the costs associated with the restatement and the investigation.

GlobalSCAPE Press Contact

Contact: Lisa Kilpatrick
Phone Number: (210) 308-8267
Email: PR@GlobalSCAPE.com

GlobalSCAPE Investor Relations Contact

Contact: Matt Glover or Najim Mostamand, CFA

Phone Number: (949) 574-3860

Email: IR@GlobalSCAPE.com